AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 1, 2018

                                                          1933 ACT FILE NO. 333-
                                                    1940 ACT FILE NO. 811- 03763
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------
                           REGISTRATION STATEMENT ON
                                    FORM S-6
                           -------------------------

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
                         SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

     A.   EXACT NAME OF TRUST: GUGGENHEIM DEFINED PORTFOLIOS, SERIES 1781

     B.   NAME OF DEPOSITOR: GUGGENHEIM FUNDS DISTRIBUTORS, LLC

     C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                       Guggenheim Funds Distributors, LLC
                             227 West Monroe Street
                            Chicago, Illinois 60606

     D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

Copies to:

    AMY LEE, ESQ.                                      ERIC F. FESS, ESQ.
    Vice President and Secretary                       Chapman and Cutler LLP
    Guggenheim Funds Distributors, LLC                 111 West Monroe Street
    227 West Monroe Street                             Chicago, Illinois 60603
    Chicago, Illinois  60606                           (312) 845-3000
    (630) 505-3700

It is proposed that this filing will become effective (check appropriate box)

[_]  immediately upon filing pursuant to paragraph (b)

[_]  on (date) pursuant to paragraph (b)

[_]  60 days after filing pursuant to paragraph (a)(1)

[_]  on (date) pursuant to paragraph (a)(1) of rule 485

[_] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of the Registration Statement.

[_]  Check box if it is proposed that this filing will become effective on
     (date) at (time) pursuant to Rule 487.

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     The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                   PRELIMINARY PROSPECTUS DATED JUNE 1, 2018

           GUGGENHEIM DEFINED PORTFOLIOS, SERIES 1781 (the "Series")

        S&P Dividend Aristocrats Select 25 Strategy Portfolio, Series 12
           (the "S&P Dividend Aristocrats Select 25 Strategy Trust")
                  SMid Dividend Strength Portfolio, Series 10
                      (the "SMid Dividend Strength Trust")
                  US 50 Dividend Strategy Portfolio, Series 17
                     (the "US 50 Dividend Strategy Trust")

                           (A Unit Investment Trust)

     The above-referenced Series is comprised of the S&P Dividend Aristocrats Select 25 Strategy Portfolio, Series 12, SMid Dividend Strength Portfolio, Series 10 and US 50 Dividend Strategy Portfolio, Series 17 (each, a "trust" and together, the "trusts").

     The attached final prospectuses for the prior series of the trusts are hereby used as the preliminary prospectus for the above-referenced Series. The narrative information and structure of the attached final prospectuses will be substantially similar to that of the final prospectus for this Series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not available as of this date and will be different because each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous series.

     The registration statement relating to the units of this Series is not complete, may be changed and is not yet effective. Information contained herein is subject to completion or amendment. The units of this Series may neither be sold nor may an offer to buy such units be accepted prior to the time the registration statement becomes effective. This prospectus shall neither constitute an offer to sell nor be considered a solicitation of an offer to buy the units. There shall be no sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     For purposes of the S&P Dividend Aristocrats Select 25 Strategy Trust and US 50 Dividend Strategy Trust incorporated incorporated herein by reference is the final prospectus for Guggenheim Defined Portfolios, Series 1753 (Registration No. 333-223374) as filed on April 25, 2018, which shall be used as the preliminary prospectus for such S&P Dividend Aristocrats Select 25 Strategy Trust and US 50 Dividend Strategy Trust. For purposes of the SMid Dividend Strength Trust incorporated herein by reference are portions of the final prospectus for Guggenheim Defined Portfolios, Series 1711 (Registration No. 333-221778) as filed on January 25, 2018, which shall be used as the preliminary prospectus for such SMid Dividend Strength Trust.

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

     A.   Bonding Arrangements of Depositor:

     The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                      INSURER/POLICY NO.                           AMOUNT

                National Union Fire Insurance
             Company of Pittsburgh, Pennsylvania
                           5692790                               $4,000,000

     This Registration Statement comprises the following papers and documents.

         The Facing Sheet
         The Prospectus
         The Signatures
         Consents of Counsel
         Exhibits

     The following exhibits:

     1.1  Reference Trust Agreement (to be supplied by amendment).

   1.1.1  Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Deferred Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).

     3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.2 Opinion of counsel as to Federal and New York Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.3 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     4.1 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

     6.0 Powers of Attorney for Dominick Cogliandro and Julie Jacques authorizing Amy Lee to execute the Registration Statement. (Reference is made to Exhibit 6.0 to the Registration Statement on Form S-6 for Guggenheim Defined Portfolios, Series 1701 (File No. 333-221150) filed on October 26, 2017).

     6.1 Power of Attorney for Jerry W. Miller authorizing Amy Lee to execute the Registration Statement. (Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Guggenheim Defined Portfolios, Series 1746 (File No. 333-223368) filed on April 13, 2018).

     9.1  Portfolio Support and License Agreement (to be supplied by amendment).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 1781 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Chicago, and State of Illinois, on the 1st day of June, 2018.

                          GUGGENHEIM DEFINED PORTFOLIOS, SERIES 1781, Registrant

                               By: GUGGENHEIM FUNDS DISTRIBUTORS, LLC, Depositor

                                                                 By: /s/ Amy Lee
                                                                 ---------------
                                                                         Amy Lee
                                                    Vice President and Secretary

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

     SIGNATURE*                            TITLE                                 DATE

                                                                             )
                                                                             )   By:    /s/ Amy Lee
                                                                             )   ------------------
                                                                             )          Amy Lee
                                                                             )          Attorney-in-Fact*
                                                                             )
JERRY W. MILLER*                           Chief Executive Officer and       )          June 1, 2018
                                           President of Guggenheim Funds     )
                                           Distributors, LLC                 )
                                                                             )
DOMINICK COGLIANDRO**                      Chief Operating Officer of        )          June 1, 2018
                                           Guggenheim Funds Distributors,    )
                                           LLC                               )
                                                                             )
JULIE JACQUES**                            Treasurer of Guggenheim Funds     )          June 1, 2018
                                           Distributors, LLC                 )
                                                                             )
JULIE JACQUES**                            Principal Financial Officer of    )          June 1, 2018
                                           Guggenheim Funds Distributors,    )
                                           LLC                               )

FARHAN SHARAFF                             Chief Investment Officer of
                                           Guggenheim Funds Distributors,
                                           LLC

/s/ Amy Lee                                Vice President and Secretary of              June 1, 2018
-----------                                Guggenheim Funds Distributors,
AMY LEE                                    LLC

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                       CONSENT OF CHAPMAN AND CUTLER LLP

     The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                        CONSENT OF DORSEY & WHITNEY LLP

     The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.3 to the Registration Statement.

                                   MEMORANDUM

                 Re: Guggenheim Defined Portfolios, Series 1781

     The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.

                                    1940 ACT

                             FORMS N-8A AND N-8B-2

     Form N-8A and Form N-8B-2 were filed in respect of Guggenheim Defined Portfolios, Series 718 (and subsequent series) (File No. 333-169214).

                                    1933 ACT

                                 THE INDENTURE

     The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated December 18, 2001 relative to Claymore Securities Defined Portfolios, Series 116.

                                                          CHAPMAN AND CUTLER LLP

Chicago, Illinois
June 1, 2018